Exhibit 99.1

Corporate Communications

Closing of CNH Industrial N.V. $600 million notes

London, August 18, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that it has completed its previously announced offering of $600 million in aggregate principal amount of 4.50% notes due 2023, issued at an issue price of 100.00%.

The net proceeds of the offering were approximately $593 million after payment of offering and related expenses. CNH Industrial N.V. intends to use the net proceeds from this offering for working capital and other general corporate purposes, which may include repurchase of a portion of the outstanding 7.875% Notes due 2017 issued by its subsidiary, Case New Holland Industrial Inc.

The notes, which are senior unsecured obligations of CNH Industrial N.V., will pay interest semi-annually on February 15 and August 15 of each year, beginning on February 15, 2017. The notes will mature on August 15, 2023.

BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC acted as the joint book-running managers and underwriters for the offering. The offering was made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on September 11, 2015. Copies of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, telephone: (800) 854-5674, E-mail: new.york.syndicate@bnpparibas.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146; E-mail: prospectus@citi.com; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Telephone: (800) 503-4611, E-mail: prospectus.CPDG@db.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (866) 803-9204. Copies of the prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions.

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com